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John Hancock Financial Services, Inc.

John Hancock Place                        [LOGO OF JOHN HANCOCK FINANCIAL
Post Office Box 111                              SERVICES COMPANY]
Boston, Massachusetts 02117
(617) 572-9197
Fax: (617) 572-9161
E-mail: jchoodlet@jhancock.com

James C. Hoodlet
Vice President and Counsel

                                                 July 18, 2005

VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        RE:     John Hancock Life Insurance Company (U.S.A)
                Separate Account N
                File Nos. 811-5130
                Initial Form N-6 Registration Statement under the 1933 Act

Commissioners:

        Conveyed herewith via EDGAR for filing under the Securities Act of 1933 ("1933 Act"), pursuant to Rule 101(a)(i) of Regulation S-T, is the initial Form N-6 registration statement for the Separate Account N ("Registrant") relating to the Corporate VUL ("CVUL") insurance policies to be offered by John Hancock Life Insurance Company (U.S.A.) ("John Hancock" or the "Depositor").

Background of the Enclosed Filing

        The purpose of this filing is to add the CVUL prospectus to the Registrant's filing under the Investment Company Act of 1940 and to obtain a separate 1933 Act file number for the separate account interests offered through the CVUL prospectus. The CVUL policy and prospectus is in many ways quite similar to the Protection Variable Universal Life ("PVUL") policy and prospectus issued by Depositor. The separate account interests under the PVUL policy are registered by John Hancock Variable Account A under File Nos. 811-4834 and 333-124150. The material differences between the two products are (i) those required to reflect the different Registrant (Variable Account N), (ii) the absence of a "No-Lapse Guarantee" in the CVUL product, (iii) the absence of a surrender charge in the CVUL policy, (iv) the different limiting age (age 100 vs. age 121 in the PVUL product), (v) the availability of only a single rider (Enhanced Cash Value Rider) with the PVUL policy, and (vi) changes in certain administrative procedures (such as the elimination of the option to change the death benefit from Option 1 to Option 2). The prospectus also reflects the change to no longer provide page references in the text to cited sections of the prospectus. Providing such page references is time consuming and

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prone to error as we work through the various prospectus drafts, and offers the investors little benefit given the existence of the page references in the Table of Contents.

Matters to be Completed by Pre-Effective Amendment

        Registrant will file a pre-effective amendment to respond to comments of the Commission staff and otherwise complete the enclosed filing prior to effectiveness. Registrant would appreciate receiving any comments the Commission staff may have prior to that time pertaining to the enclosed registration statement.

Request for Selective Review

        In view of the similarities between this filing and the JHUSA PVUL filing as noted above, Registrant hereby requests selective review of this filing.

Request for Acceleration

        An oral request for acceleration of the enclosed filing may be made. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

         Please direct all questions to the undersigned at (617) 572-9197.

                                        Sincerely,


                                        /s/ James C. Hoodlet
                                        James C. Hoodlet
                                        Vice President & Counsel